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Washington, DC

FILE NO. 82-4750

October 14, 2004

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Sale of Part of Shares of a Subsidiary (dated October 6, 2004)

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

(Translation)

October 6, 2004

Dear Sirs:


| | |
|---|---|
| Name of the Company: | Q.P. Corporation |
| Representative: | Yutaka Suzuki,<br>President and Representative Director |

(Code No. 2809; Tokyo Stock Exchange, First Section)

| | |
|---|---|
| Person to contact: | Katsuhiko Sasaki,<br>Director and General Manager, Division of Administration<br>TEL 03-3486-3331 |


Notice of Sale of Part of Shares of a Subsidiary

It is hereby notified that Q.P. Corporation (the "Company") has determined to sell part of the shares of K.R.S. Corporation (a consolidated subsidiary) held by the Company, as described below.

After the sale of the shares, K.R.S. Corporation will continue to remain a consolidated subsidiary of the Company.

Description

1. Outline of the sale of the shares:

(1) Shares to be sold:
   - Name: K.R.S. Corporation (Tokyo Stock Exchange, First Section)
   - Class: Shares of common stock
   - Number of shares: 400,000 shares

(2) Method of the sale: Sale through underwriting by purchase of the shares by a securities company

(3) Sale price: Undecided (To be decided on either of the days from October 19 through 21, 2004)

(4) Date of sale: 7th business day after the day on which the sale price will be decided

2. Changes in the number of shares held by the Company and the ratio of voting rights of the Company:

| | Number of shares held by the Company | Total number of issued shares | Ratio of voting rights of the Company |
|---|---|---|---|
| Before the sale | 6,034,002 shares | 12,067,200 shares | 50.8% |
| After the sale | 5,634,002 shares | 12,717,200 shares | 45.0% |

(Note 1) The number of shares held by the Company and the ratio of voting rights of the Company respectively represent only those directly held by the Company. The ratio of voting rights of the Company, including those held by its related companies, after the sale of the shares will be 51.2%.

(Note 2) Simultaneously upon the sale of the shares, K.R.S. Corporation plans to issue 600,000 shares through public offering for a capital increase. It also plans to issue (not exceeding) 50,000 shares to a third party for a capital increase in connection with the sale of the shares and the public offering. Hence, the total number of issued shares after the sale of the shares is calculated as if 650,000 shares were issued for the purpose of such capital increase.

(Note 3) The ratio of voting rights of the Company is calculated based on the number of voting rights of all the shareholders as of November 30, 2003 (and after the sale of the shares, based on the number of voting rights including 6,500 voting rights to be increased as a result of the aforementioned issuance of shares), disregarding any fraction of shares constituting less than one unit of shares, which represents one voting right.

3. Effect on operating results of the Company for the business year ending November 30, 2004:

The sale of the shares will have no significant effect on the consolidated operating results of the Company for the business year ending November 30, 2004.

On a non-consolidated basis, the proceeds of approximately ¥400 million from the sale of the shares (which is estimated based on the most recently reported price of shares of K.R.S. Corporation and the final amount of which will be obtained on the day on which the sale price will be decided) will be registered as an extraordinary profit.

- END -